July 2, 2015 Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 6010
Washington, D.C. 20549
Attn: Brian Cascio, Accounting Branch Chief

Re:	Intel Corporation Form 10-K for the Fiscal Year Ended December 27, 2014 Filed February 13, 2015 Form 10-Q for the Fiscal Quarter Ended March 28, 2015 Filed April 27, 2015 File No. 000-06217

Dear Mr. Cascio,

Intel Corporation ("Intel", "we", or "us") has received the comment letter dated June 4, 2015 from the staff of the Division of Corporation Finance ("Staff"), and the following represents our response to the Staff's comments. For your ease of reference, we have included your original comments below and have provided our responses after each comment. We appreciate the ten day extension you graciously provided for us to provide our responses.

Form 10-K for the Fiscal Year Ended December 27, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Comment No. 1

Mobile and Communications Group, page 39
You disclose that the $1.2 billion decrease in Mobile and Communications Group revenue in 2014 arose from higher cash consideration paid to customers and lower phone component sales partially offset by higher tablet platform unit sales. To help us better understand your disclosure please quantify for us the impact on revenues of lower prices, including the impact of cash consideration paid to customers, and offsetting higher unit sales. In light of the apparent significance of the offsetting components of price and volume in 2014, explain to us how your disclosure considers the guidance about known trends from Item 303(a)(3)(ii) of Regulation S-K.
Intel Corporation
2200 Mission College Blvd.
Santa Clara, CA  95054
www.intel.com

United States Securities and Exchange Commission
Division of Corporation Finance
July 2, 2015

Response to Comment No. 1

We acknowledge the Staff's comment regarding quantifying the impact on revenues of lower prices, including the impact of cash consideration paid to customers, and offsetting higher unit sales. As requested by the Staff, the following supplemental information quantifies the revenue drivers discussed in our Form 10-K for the fiscal year ended December 27, 2014 filed on February 13, 2015 ("2014 Form 10-K"):

For 2014, our management identified growing our presence in the tablet market as a strategic objective and set a sizable goal of selling over 40 million tablet platforms. Our platform offering for tablets in 2014 was not optimized for the tablet market and therefore customers who chose to integrate Intel's platform were required to incur a higher bill of materials due to purchasing of third party components (i.e., memory subsystem, power management subsystem, etc.) in order to maintain the same level of functionality as compared to our competitors' offerings. In order to offset a portion of our customers' costs associated with choosing the Intel platform offering, we supplemented the higher incremental cost by offering cash consideration to our customers. Our management believes the cash consideration to our customers is temporary in nature and is not indicative of a material trend. We currently expect to phase out the cash consideration program as we bring an optimized platform to the tablet market.

Our management routinely evaluates the financial impact of growing our presence in the tablet market based on the net impact to gross margin as opposed to the revenue impact from higher unit sales. We believe that our gross margin discussion in our Management's Discussion and Analysis of Financial Condition for our Consolidated Results of Operations of our 2014 Form 10-K allows users of the financial statements to understand the quantitative impact of cash consideration paid to customers as well as higher costs of sales associated with higher tablet unit sales. Our management continues to believe this is the most meaningful metric for understanding the temporary nature of these measures based on information presently available, as viewed by management.

Conversely, in our mature markets, we measure the impact to revenue based on the percentage change in unit sales and average selling prices based on comparison to the prior year comparable period. Instead of providing a comparison of offsetting effects (which we deemed less meaningful because of the expected temporary nature of our cash consideration provided to customers), management focused on their impacts upon gross margin. Accordingly, in the 2014 Form 10-K, we disclosed the quantified impact to gross margin as management viewed such information as the most appropriate metric to inform the reader of the impact to our financial results.

In future filings, we will enhance our disclosure to quantify offsetting discrete events, to the extent material, that can be identified based on their impact to revenue.

United States Securities and Exchange Commission
Division of Corporation Finance
July 2, 2015

Item 8. Financial Statements

Comment No. 2

Note 26. Operating Segments and Geographic Information, page 113
We note that in 2015 you reorganized your business to combine the PC Client Group segment and Mobile and Communications Group segment to form a new Client Computing Group (CCG) operating segment. We also note that your pre- and post- reorganization segments each include numerous product platforms. To help us better understand how you apply FASB ASC Topic 280 in identifying reportable segments and how the business reorganization lead to the revised segment reporting structure, please respond to the following for both pre- and post-reorganization:

•	Tell us the title and describe to us the role of each of the individuals who report to the Chief Operating Decision Maker (CODM).
•	Please identify and describe to us the role of each of your segment managers.
•	Describe to us the information regularly provided to the CODM and how frequently it is prepared.
•	Similarly, describe to us the financial information provided to the Board and how frequently it is prepared.
•	Explain to us how budgets are prepared, who approves the budget at each step of the process and describe the level of detail discussed at each step.
•	Tell us how often the CODM meets with his staff to discuss variances between actual and budgeted results.
•	Describe the level of detail communicated to the CODM when actual results differ from budgets and clarify who is involved in meetings with the CODM to discuss budget variances.
•	Describe the basis for determining segment manager compensation.

Response to Comment No. 2

As the Staff noted in Comment No. 2 above, in November 2014, Intel announced the implementation of a new operating structure, which merged the tablet, phone and modem business from our Mobile and Communications Group (MCG) with the PC Client Group (PCCG) organization, forming the Client Computing Group (CCG). CCG is responsible for all aspects of the full client computing market and our customer and partner relationships. The new structure reflects our strategy to address all aspects of the client computing market segment and utilizes our intellectual property to offer compelling solutions for a wide range of end-user devices. As the platform designs for these end-user devices converge, the new operating structure is designed to ensure that we are able to respond to market demand and provide a more coordinated approach to customers, as well as reduce costs and increase efficiencies by combining competing product roadmaps targeted for the client computing market segment. Additionally, the CCG design and research and development work will be performed by a pooled group of resources benefiting all CCG platforms.

United States Securities and Exchange Commission
Division of Corporation Finance
July 2, 2015

As part of the reorganization, the roles of the former PCCG and MCG segment managers have been combined into a single CCG segment manager. The responsibilities of a segment manager involve leading a global organization, managing major customer and partner relationships, influencing product design roadmaps, interfacing with key suppliers, as well as managing their individual segment budgets, and identifying, prioritizing and executing on strategic projects in order to meet or exceed their segment performance goals. Individual segment manager role descriptions are more fully described in Exhibit A attached hereto. The graphic shown below represents our operating segments prior to the reorganization as well as after:

Our CODM

Based on the factors set forth in ASC 280-10-50-5, Intel's Chief Operating Decision Maker ("CODM") is our CEO, Brian Krzanich. Mr. Krzanich is responsible for making resource allocation decisions and setting performance metrics for all of our segment managers and functional group managers (e.g. sales and marketing, manufacturing, engineering, finance, and administration groups). He maintains regular contact with our segment managers for our material businesses, discussing operating activities, financial results, forecasts, and plans. Mr. Krzanich's direct reports and organizational reporting structure are depicted in Exhibit B, which exhibit we are delivering to the Staff supplementally under Rule 12b-4 of the Securities Exchange Act of 1934, as amended.

In May 2013, we created an Executive Office comprised of both our CEO (CODM) and our President, Renee James. Please be advised that, although Intel's President has been part of the Executive Office, the President reports to the CEO and decisions about the allocation of resources reside with the CEO. The Executive Office does not function as a management committee. The CEO (CODM) effectively controls the Executive Office and has complete decision making authority regarding allocation of resources to the operating segments. On July 2, 2015, Intel announced that Ms. James will depart Intel in January 2016, and accordingly the Executive Office structure is no longer in use at this time.

United States Securities and Exchange Commission
Division of Corporation Finance
July 2, 2015

Please also be advised that Exhibits A and B to this response include the title and role description as well as the organizational structure of the CEO's (CODM's) direct reports and further designates whether such individuals are a segment manager (and indicates which roles have been added or removed post-formation of the CCG, which was first announced in November in 2014 and made effective beginning in the first quarter of 2015).

Resource allocation decisions are typically made as part of the annual budget cycle and performance metrics related to our operating segments and segment managers are primarily encompassed in our annual incentive cash plan. These annual cycles are described below. Our CEO (CODM) reviews financial information on a bi-monthly, quarterly, and semi-annual basis. The primary processes used to review information correspond to Intel's financial close and financial planning cycles. Thereafter, our Board of Directors performs a higher level financial review aligned with Intel's financial close and financial planning cycles. The information regularly reviewed by each includes the following:

Information Regularly Provided thru:	Financial Close		Financial Plan		BOD Financial Review Package		BOD Financial Review Package		Audit Committee Financial Review
Frequency:	Quarterly		Semi Annually		~bi-monthly BOD mtgs		Quarterly		Quarterly
Provided to:	CODM	BOD	CODM	BOD	CODM	BOD	CODM	BOD	CODM	Audit Committee

Forecasted Consolidated Income Statements	✓	✓	✓	✓			✓	✓
Consolidated Income Statements	✓						✓	✓	✓	✓
Consolidated Gross Margin Analysis	✓						✓	✓
Operating Segment Revenue	✓		✓		✓	✓	✓	✓	✓	✓
Operating Segment Operating Profit	✓		✓				✓	✓	✓	✓
Platform Product Revenue	✓						✓	✓	✓	✓

While the timing and types of information reviewed during our financial close and financial planning cycles have remained consistent pre- and post-reorganization, the segment information included in these cycles now reflects the CCG operating segment whereas previously segment results for both PCCG and MCG operating segments were provided.

Annual Budget Cycle

Strategic Business Plan
Intel's budget cycle for the following fiscal year begins in July each year. External market trends are incorporated into the planning cycle and initial product group business plans are utilized to set product roadmaps. These roadmaps are then used to build a spending profile for the business, including sizing of additional market opportunities and potential revenue growth. Each segment manager then presents their proposed three year business plan to the CEO (CODM) for discussion and approval.

Operating Segment and Functional Group Budgets
In September of each year, input and feedback from executive management is incorporated into product roadmaps and initial targets are communicated to the operating segment finance groups and general managers as part of our zero-based budget planning process. The individual segment managers and their finance controllers further distribute budget targets to the business unit level groups within their operating segment. Detail-level budgets are developed by the finance organizations, and the

United States Securities and Exchange Commission
Division of Corporation Finance
July 2, 2015

resulting initial targets are utilized to determine projects that will not be funded. Operating segment managers then set product level business plans and conduct reviews including the following: (i) overall profitability of their operating segment, (ii) project level spending plans (both headcount and spending profiles) and (iii) plan for disinvestment of projects that are no longer supported as part of the corporate strategy. Segment managers review these detail-level budgets and propose their annual plan to the CEO (CODM) in November.

Annual Budget Reviews with CODM
"PLAN reviews" are a set of meetings during which the CEO (CODM) reviews the consolidated Intel business plan as well as the annual plans presented by each operating segment manager and functional group manager. The consolidated business plan for the following fiscal year involves not only a review of the consolidated income statement (revenue, gross margin, spending and overall profitability), but also involves strategic investment decisions or targeted budget reduction decisions that will need to be made with each of the respective operating segment and functional group managers during the PLAN review meetings.

During the PLAN review meetings, operating segment managers are expected to present their plan for the business including any new product investments, disinvestments or budget shortfalls that would place the operating segments' product roadmap at risk. These presentations contain operating segment revenue, gross margin, spending (both direct as well as indirect allocations from functional groups) as well as a measure of operating segment profitability. A prioritized list of projects under our zero-based budgeting model, including associated costs, as well as identification of whether such projects are no longer funded, is also provided. Additionally, revenue and operating profit for business units may be provided at the segment manager's discretion as part this annual review although such information is not reviewed on a regular basis as part of the financial close process. Segment managers are given individual segment budgets for total operating expense spending that may be allocated between their business unit divisions. Once approved by the CEO (CODM), a final summary of the PLAN budget for the next fiscal year is reviewed by the Board.

Quarterly Budget Reviews
Each quarter in preparation for the quarterly earnings release, financial results as compared to budgets are reviewed by the Director of Finance who then reviews a summary version at a consolidated level with the CEO (CODM). Budgets are subject to change based on business conditions, project scope changes, or other factors. Consolidated financial results including any significant budget variances are reviewed quarterly as part of the earnings release cycle and include the CEO (CODM), President, CFO, Director of Finance, Investor Relations, and Legal.

Semi-Annual Planning Process
As economic growth or uncertainties can lead to changes in Intel's expected revenue profile for the year, Intel conducts a detailed review of budgets in June each year near the end of our second fiscal quarter. This process is similar to the annual review cycles held in November, with detailed spending profiles presented by the operating segment managers and functional group managers to the CEO (CODM). Individual projects are prioritized based on changes in profitability and spending by group.

United States Securities and Exchange Commission
Division of Corporation Finance
July 2, 2015

Direct Report Budget Variance

The CEO (CODM) meets with his staff as a group on a regular basis to discuss business issues as well as individually with his staff on a monthly basis for discussions associated with executing to the strategic imperatives of each operating segment or functional group. During these meetings, the CFO or the CEO's segment managers and functional group direct reports may provide updates to the CEO (CODM) on status of execution to the goals of his or her organization. Individual segment manager and functional group budget reviews are held two times per year; in November when formal budgets are set for the following fiscal period and in June to review progress to budget and any revisions that may be necessary due to external economic conditions.

Segment Manager Compensation

Intel's segment manager compensation is similar in composition and process to the compensation for Intel's executive officers, which is overseen by the Compensation Committee of the Board of Directors. A detailed description of the compensation programs for certain listed executive officers, who are also direct reports of the CEO (CODM), is contained in Intel's 2015 Definitive Proxy Statement filed on April 2, 2015.

Segment manager compensation is comprised of four components: base salary, quarterly incentive cash payments, equity compensation, and annual cash incentive plan payments. On average, these components represent approximately 10%, 1%, 75%, and 15% of their total compensation. The segment manager's compensation is reviewed annually in January and adjusted to reflect both changes in the external competitive market for talent, as well as the performance of Intel as a whole, for the specific business segment and at an individual level.

Base Salary and quarterly incentive payments
Base salary levels are set as part of the annual salary review process using both benchmark data from a third-party survey provider and the segment manager's direct manager's evaluation of performance, other than Non-Volatile Memory Solutions Group (reported within "All Other" within our segment results) which is a non-reportable operating segment whose segment manager reports up through our centralized Technology and Manufacturing Group (as shown in Exhibit B). Segment managers participate in our company-wide quarterly incentive cash payments, which provide additional compensation based on Intel's profitability and achievement of customer satisfaction goals.

Equity Compensation
Annual stock grants are also determined during the annual evaluation process. After the end of the year, each segment manager receives a rating of 1 to 5, based on his/her individual and segment performance. The ratings drive a specific total grant amount which is issued 40% in the form of time-based restricted stock units, and 60% in the form of outperformance restricted stock units – the performance criteria for this award is total shareholder return measured against the median total shareholder return of a group of 15 peer technology companies. Every segment manager stock award recommendation is reviewed and approved by the Compensation Committee of the Board of Directors.

United States Securities and Exchange Commission
Division of Corporation Finance
July 2, 2015

Annual Incentive Cash Plan
The annual incentive cash plan includes a cash target calculated as a percentage of the base salary. The cash target is established as part of the annual review process. Each year, a multiplier is determined, based 50% on Intel's financial performance and 50% on a specific segment's operational performance against segment-specific goals. The financial performance component is comprised of equal parts of Intel's Net Income growth from the prior year, and Intel's Net Income growth measured against the average growth of 15 peer companies. The operational performance component is based on approximately 4 segment-specific goals. Each year, these goals are proposed by the segment manager and subsequently reviewed and graded by the CEO. Segment goal scoring is also reviewed at a summary level by the Compensation Committee of the Board of Directors. The aggregate of the financial and operational performance components is then multiplied with the cash target to determine the total annual incentive cash payment.

Comment No. 3

In the description of your business under "Products" and "Products and Product Strategy by Operating Segment" you describe numerous products and platforms; however, we do not see product line disclosure in the notes to your financial statements. Explain to us your consideration of the guidance from FASB ASC 280-10-50-40.

Response to Comment No. 3

As defined in Item 1. Business section of our 2014 Form 10-K, we view our business as having five primary product lines: platforms, McAfee, communication and connectivity, NAND flash memory, and foundry services. We also provide a further explanation of our product lines based on our operating segments and/or our primary target markets in the "Products and Product Strategy by Operating Segment" section of Item 1. Business, in our 2014 Form 10-K. Nevertheless, all of our platforms make up one class of product. We respectively reference our response to similar comments contained in our letters to the Division of Corporation Finance dated April 18, 2012 and April 23, 2013.

As disclosed in those comment letter responses, our advanced integrated digital technology platforms: (i) are manufactured using our interchangeable manufacturing and assembly and test assets, (ii) are sold to similar types of customers, (iii) provide a computing solution to the end user, and (iv) are distributed in a similar manner. Our platforms are used in virtually every field of electronics, including consumer electronics, networking, automotive, and industrial. We are able to service these different target markets based on our Intel core architecture. We alter the core architecture through an array of features, performance, and power levels to meet the needs of our customers from the ultra-mobile (low-power) form factor to the high-end data centers (high-power and performance) but all based on the same basic features and functionality.

United States Securities and Exchange Commission
Division of Corporation Finance
July 2, 2015

As highlighted by management in our most recent 2014 Investor Meeting, our intellectual property (IP) is shared across our platforms and operating segments. Our IP is the foundational building block for our platforms as evident by its use across personal computers (PC), tablets, phones data center, Internet of Things, and other devices. For example, most of the IP used in the data center is either developed or modified from our PC platforms. A data center platform includes multiple cores to drive the performance that is required in the high-performance compute segment. While we offer functionality delineations, the core of our products (the CPU) share a single microprocessor architecture and perform the same core processing functions. The same holds true for the tablet and phone market segments. We are reusing the lower power and connectivity IP that we developed for the tablet and phone market segments into PCs and we leverage IP developed for one platform into alternate platforms to increase functionality. The combination of our shared IP portfolio and our interchangeable manufacturing and assembly and test assets allows us to seamlessly shift our production capabilities to respond to market demand.

FASB ASC 280-10-50-40 states "a public entity shall report the revenues from external customers for each product and service or each group of similar products and services." Our advanced integrated digital technology platform is the only class of product that exceeds 10% of revenues in each of the last three fiscal years pursuant to Item 101 (c)(i) of Regulation S-K. Historically, in our footnotes to our financial statements, we have disclosed a measure of magnitude of our platform revenue through the use of words such as "substantial majority" to describe the amount of revenue recognized from the sale of our platforms in our reportable operating segments. In addition, in Item 1. Business of our 2014 Form 10-K, we provide a graphic representation titled "Revenue by Major Operating Segment" of our revenue by principle product for each of our reportable operating segments.

We further disaggregate our revenue in our operating segment footnote where we voluntarily provide the financial results of our non-reportable operating segments for the "Internet of Things Group" and the aggregated "software and services operating segments."

Notwithstanding the foregoing disclosures, we acknowledge the Staff's comment regarding our product line disclosure in the notes to our financial statements and, in future filings, we will enhance the disclosure to quantify the amount of "platforms" revenue separately from all other product lines (i.e. "other" revenue) for our reportable and reported operating segments. If at some time in the future another product and service or each group of similar products and services exceeds 10 percent of our total consolidated revenue, we would make the appropriate disclosure at that time.

To illustrate the expanded disclosure, we have redrafted a portion of our accompany footnote, Operating Segments Information, to our financial statements provided on Form 10-Q for the quarter ended March 28, 2015 ("March 2015 Form 10-Q") as follows:

(In Millions)	Client Computing Group	Data Center Group	Internet of Things Group	SSG operating segments	All other	Total
Platforms	$7,046	$3,419	$462	$—	$—	$10,927
Other	374	260	71	534	615	1,854
Total	$7,420	$3,679	$533	$534	$615	$12,781

United States Securities and Exchange Commission
Division of Corporation Finance
July 2, 2015

Form 10-Q for the Fiscal Quarter Ended March 28, 2015

Results of Operations – First Quarter of 2015 compared to First Quarter of 2014

Client Computing Group, page 34

Comment No. 4

We note that you cite several factors in describing the overall decrease in net revenue for the CCG operating segment during the first quarter of 2015. Please quantify for us the impact on revenues of each of the factors cited in the disclosure. Also, quantify for us the impact on revenues from changes in prices and changes in volume during the quarter. To enhance an investor's understanding, please revise the discussion in future filings to include this information.

Response to Comment No. 4

We believe the percentage quantification of unit sales and average selling prices we disclose are key metrics valued by the investing community because the percentage quantification allows the reader to understand the relative unit and average selling price growth for our target markets. However, in response to the Staff's comments, we will expand our future disclosures to quantify the impact of material drivers to describe the overall change in net revenue for the CCG operating segment.

To illustrate the expanded disclosures, we have redrafted that portion of our Management Discussion and Analysis addressing our CCG operating segment results from our March 2015 Form 10-Q as follows (key changes are underlined):

Client Computing Group
The revenue and operating income for the CCG operating segment for each period were as follows:

(In Millions)	Q1 2015	Q1 2014
Platforms revenue	$7,046	$7,672
Other revenue	374	425
Net revenue	7,420	8,097
Operating income	$1,410	$1,847

Net revenue for the CCG operating segment decreased by $677 million, or 8%, in Q1 2015 compared to Q1 2014. CCG platform average selling prices were down 13% and CCG platform unit sales were up 6%.

United States Securities and Exchange Commission
Division of Corporation Finance
July 2, 2015

The decrease in revenue was primarily driven by a $574 million of lower desktop platform unit sales, which were down 16%. To a lesser extent, $267 million of lower revenue from phone platform unit sales and $112 million of lower notebook platform average selling prices, which were down 3%, also contributed to the decrease. These decreases were offset by $177 million of higher phone platform average selling prices and $130 million of higher notebook platform unit sales, which were up 3%.

Further edits to this draft disclosure will be made as necessary to reflect any change in facts and circumstances.

Comment No. 5

We note the CCG segment is approximately 60% of your revenues and includes numerous products and product platforms as described in your filings. However, we see that your discussion does not provide quantification to clarify the underlying composition of the segment's revenues or to quantify concentrations from any particular product or product platform. Accordingly, in future filings, please revise the section to quantify the components of the segment's revenues.

Response to Comment No. 5

As discussed in our response to Comment No. 3, our platforms are a single class of product and is the only class of product that exceeds 10% of revenues in each of the periods presented in the March 2015 Form 10-Q.

We acknowledge the Staff's comment regarding quantification to clarify the underlying composition of our CCG operating segment's revenue and, in future filings, we will enhance our disclosure to quantify the amount of "platforms" revenue separately from all other product lines (i.e. "other" revenue). Additionally, we will quantify the material drivers when it is meaningful to the reader to understand our CCG operating segment results. Please refer to our response to the Staff's Comment No. 4 for our proposed new disclosure.

Comment No. 6

We see that CCG operating income decreased by $437 million which was driven by $499 million of lower gross margin. We also note that gross margin was positively impacted by $260 million of lower factory start-up costs. Please revise future filings to provide further clarity of the underlying reasons for the significant decline in gross margin, considering the offsetting impact of the lower factory start-up costs. Further, revise future filings to explain how the 8% decrease in revenues contributed to such a significant decrease in gross margin. Provide us with your proposed disclosure.

Response to Comment No. 6

As discussed in our response to Comment No. 3, our platforms are a single class of product and manufactured using our interchangeable manufacturing and assembly and test assets. Our platforms are based on a standard architecture and service multiple target markets. We do not consider  gross margin by target market a meaningful metric as it excludes other necessary and relevant cost of sale charges to

United States Securities and Exchange Commission
Division of Corporation Finance
July 2, 2015

analyze and understand results, such as inventory reserves and start-up charges. Based on these factors, we perform our analysis of gross margin at a CCG platform level.

We acknowledge the Staff's comments and will revise our future disclosures, to the extent it is material and meaningful, to quantify the impact that changes in revenue have on gross margin. To provide further clarity, we will include additional context as to how the revenue driver translates to a change in gross margin. In our CCG operating segment disclosure within the Management Discussion and Analysis section of our March 2015 Form 10-Q, we stated that gross margin decreased by $499 million. We also disclosed that the primary driver of the lower gross margin is lower CCG platform revenue offset by lower factory start-up costs of $260 million. Thus, the remaining amount not quantified is $759 million, substantially all of which is attributable to lower CCG platform revenue. Additionally, as stated in the discussion within the CCG operating segment disclosure on the change in net revenue, the primary driver of the revenue change is lower CCG platform average selling prices on a mix shift to tablet and phone platforms.

To illustrate the expanded disclosure, we have redrafted that portion of our Management Discussion and Analysis addressing our CCG operating segment results from our March 2015 Form 10-Q as follows (key changes are underlined):

Operating income decreased by $437 million, or 24%, in Q1 2015 compared to Q1 2014, which was driven by $499 million of lower gross margin partially offset by $62 million of lower operating expenses. The impact to gross margin due to lower CCG platform revenue was approximately $730 million. Lower CCG average selling prices due to higher phone platform unit sales (which have a lower gross margin) was the primary driver for lower CCG platform revenue. The decrease was partially offset by approximately $260 million of lower factory start-up costs primarily driven by our next-generation 14nm process technology.

Further edits to this draft disclosure will be made as necessary to reflect any change in facts and circumstances.

**********

United States Securities and Exchange Commission
Division of Corporation Finance
July 2, 2015

As requested by the Staff, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the 2014 Form 10-K , and March 2015 Form 10-Q;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Intel may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have sought to respond to all of your comments, and where indicated above, will be incorporating disclosure into our future filings. If you have further comments that you would like to have addressed prior to that filing, please let us know. If you have any questions, you may contact  DawnDee Hankel, External Reporting Controller at (971) 215-6872, or Ronald Mueller at Gibson, Dunn & Crutcher at (202) 955-8671.

Sincerely,

/s/ Stacy J. Smith
Stacy J. Smith
Senior Vice President, Chief Financial Officer, and Principal Accounting Officer
Intel Corporation

cc:	Audit Committee of the Board of Directors of Intel Corporation
Steven R. Rodgers, Senior Vice President and General Counsel
Suzan A. Miller, Vice President, Deputy General Counsel and Corporate Secretary

Exhibit A

Prior to the PCCG/MCG reorganization and creation of CCG:

President
This individual is part of the company's Executive Office and has broad knowledge of the computing industry, spanning hardware, manufacturing, security, software and services, developed through product R&D leadership positions at Intel and as chairman of Intel's software subsidiaries and is an overall leader in the development and implementation of the corporate strategy.

Chief of Staff, Technical Assistant
This individual is responsible for leading the worldwide operations of Intel's Executive Staff.  Additionally, she provides strategic support to Intel's top executive team.

Executive Assistant
This individual is responsible for organizing travel arrangements, calendar management, expense reporting and logistics for the executive team.

*Senior Vice President, General Manager PC Client Group
As segment manager, this individual is responsible for leading the company's worldwide PC client business, including desktop, notebook and 2 in 1 systems in order to transform computing through new technologies, form factors and user experiences.

*Senior Vice President, General Manager, Data Center Group
As segment manager, this individual is responsible for leading the worldwide organization that develops the data center platforms for the digital services economy.

* Senior Vice President, General Manager, Internet of Things Group
As segment manager, this individual is responsible for leading a worldwide organization responsible for Intel® architecture computing solutions across IoT market segments, including manufacturing, industrial, retail, transportation, smart buildings and homes, aerospace, and many others.

*Senior Vice President, General Manager, Mobile Communications Group
As segment manager, this individual leads a worldwide organization focused on the development of hardware, software and connectivity ingredients for phones, tablets, and other mobile devices, and complete system solutions.

*Senior Vice President, General Manager, Software and Services Group.
As segment manager, this individual has overall responsibility for software and software development at Intel worldwide, with the goal of enhancing computing and connectivity for Intel® architecture across the software ecosystem and providing end-to-end value from the device edge to the data center.

*Senior Vice President, General Manager, Intel Security Group (incl. McAfee)
As segment manager, this individual is responsible for leading Intel's security business across hardware and software platforms, including McAfee and Intel's other security assets.

*Senior Vice President, General Manager, Non-Volatile Memory Solutions Group
As segment manager, this individual leads a worldwide organization responsible for NVM technology design and development, complete solid-state drive (SSD) system hardware and firmware development, and wafer and SSD manufacturing, as well as marketing for Intel's component, module and SSD NVM businesses.

*Corporate Vice President and General Manager, New Devices Group
As segment manager, this individual leads a worldwide team chartered with developing products and technologies to enhance and extend Intel's product portfolio into new areas of computing, including wearable technology.

Senior Vice President and General Manager, Sales and Marketing Group
This individual is responsible for managing numerous worldwide sales organizations, and the overall sales operations for Intel's Sales and Marketing Group and is spearheading the transformation of innovative sales approaches to open up new channels and enhance customer relationships.

Executive Vice President, Chief Financial Officer
This individual is responsible for leading the worldwide finance organization; overseeing Finance, accounting and reporting, Tax, Treasury, Internal Audit, Investor Relations, Intel Capital and Information Technology.

Executive Vice President, General Manager, Technology and Manufacturing Group
This individual is responsible for leading the company's worldwide centralized manufacturing operations, including component fabrication, assembly and test, customer fulfillment and supply chain management as well as the corporate quality assurance, corporate services and non-volatile memory.

Senior Vice President, General Manager, Platform Engineering Group
This individual leads numerous worldwide engineering teams that are responsible for the IP design, system-on-chip (SoC) development, manufacturing and validation of the company's overall chip portfolio across Intel businesses.

Senior Vice President, Managing Director of Intel Labs
This individual is responsible for Intel's worldwide research efforts in computing and communications.

Senior Vice President, General Counsel
This individual leads Intel's Legal and Corporate Affairs Group, and is responsible for the company's legal work, and serves on Intel's senior executive team.

Senior Vice President, Director of Human Resources
This individual is responsible for overseeing all human resources policies and programs for the company worldwide.

Subsequent to the PCCG/MCG reorganization and formation of CCG:

Added Roles:

*Senior Vice President, General Manager Client Computing Group
 As segment manager, this individual is responsible for leading the company's world wide client computing business, including strategies for phone, phablet, tablet and PC platforms in order to transform computing through new technologies, form factors and user experiences.

Corporate Vice President, Chief Marketing Officer
This individual is responsible for worldwide marketing strategy, brand management, product positioning, market research, advertising, partner marketing, retail channel marketing, digital marketing, social media and worldwide communications.

Corporate Vice President, Chief Strategy Officer
This individual is responsible for leading the Intel Strategy Organization and working with Intel's senior executive team to define, align and communicate Intel's corporate strategy.

Vice President, New Business Initiatives
This individual is responsible for leading the group chartered with creating and incubating new revenue opportunities for the company, then graduating those opportunities to various Intel business units.

Removed Roles:

*Senior Vice President, General Manager PC Client Group
As segment manager, this individual is responsible for leading the company's worldwide PC client business, including desktop, notebook and 2 in 1 systems in order to transform computing through new technologies, form factors and user experiences.

*Senior Vice President, General Manager, Mobile Communications Group
As segment manager, this individual leads a worldwide organization focused on the development of hardware, software and connectivity ingredients for phones, tablets, and other mobile devices, and complete system solutions.

* Denotes the individual is an operating segment manager